FORM 4                        __ Check here if no longer subject
                                 to Section 16. Form 4 or Form 5
                                 obligations may continue. See
                                 Instructions 1(b).


U.S. Securities and Exchange Commission
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

1.  Name and Address of Reporting Person*

    Schauer, Albert Christian
    5512 Bobwhite
    Kalamazoo, MI  49009

2.  Issuer Name and Ticker or Trading Symbol

    Triple S Plastics, Inc    (TSSS)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    January 2001

5.  If Amendment, Date of Original  (Month/Year)

    N/A

6. Relationship of Reporting Person to Issuer (Check all applicable)

    X Director                         10% Owner

    X Officer (give title below)       Other (specify below)

    Chief Executive Officer

7.  Individual or Joint/Group Filing (check applicable line)

    X Form filed by One Reporting Person

      Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

1.  Title of Security (Instr. 3)

Common Stock

2.  Transaction Date (Month/Day/Year)

    01/23/01

3.  Transaction Code (Instr. 8)

    Code  P/X

    V     N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3,4and5)

    Amount     7,586

    A or D     A

    Price     $8.50

5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

    42,086

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    Direct: 39,086          Indirect: 3,000

7.  Nature of Beneficial Ownership (Instr. 4)

    Indirect ownership: Stock for grandchildren

Table II - Derivative Securities Acquired, Disposed of, or
           Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1.  Title of Derivative Security  (Instr. 3)



2.  Conversion or Exercise Price of Derivative Security



3.  Transaction Date (Month/Day/Year)



4.  Transaction Code (Instr. 8)

    Code

    V

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4, and 5)

    A

    D

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable

    Expiration Date

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Title

    Amount or number of shares

8.  Price of Derivative Security (Instr. 5)



9.  Number of Derivative Securities Beneficially Owned at End of
    Month (Instr. 4)



10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I) (Instr. 4)



11. Nature of Indirect Beneficial Ownership (Instr. 4)



Explanation of Responses:




/s/ALBERT C. SCHAUER                       2/12/2001
**Signature of Reporting Person            Date

**Intentional misstatements of omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
      Instruction 6 for procedure.